SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 17, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated May 17, 2011 regarding “Helena Norrman new Head of Communications at Ericsson”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: May 17, 2011

PRESS RELEASE May 17, 2011

Helena Norrman new head of communications at Ericsson

•	Effective May 23, 2011

•	Member of Ericsson’s Executive Leadership Team

•	Henry Sténson to leave Ericsson December 31, 2011

Helena Norrman is appointed Senior Vice President, Head of Group Function Communications at Ericsson (NASDAQ:ERIC), effective as of May 23, 2011. Norrman is currently Vice President, Communications Operations at Group Function Communications and responsible for communications strategy, operations planning and CEO support.

Hans Vestberg, President and CEO of Ericsson, says: “Communications plays an instrumental role in supporting the successful execution of our strategy. The need for innovation, new thinking and continuous transformation will require strong communications support and with Helena Norrman we have the right person to lead this work”.

With a Master’s degree in International Business Administration from Linköping University in Sweden, Norrman has more than 15 years experience in communications. After working as a communications consultant with Swedish firm JKL, Norrman joined Ericsson’s Group Function Communications in 1998.

Since then she has held positions within media relations, internal communications, marketing communications, brand as well as communications strategy and planning. In 2006 she was appointed Head of Internal communications and in 2008 Norrman was appointed Vice President, Internal and Marketing Communications at Group Function where she headed the work to develop Ericsson’s new brand strategy and platform.

Norrman will be member of Ericsson’s Executive Leadership Team as of May 23, 2011, replacing Henry Sténson.

Henry Sténson, presently Senior Vice President, Head of Group Function Communication, will leave the company on December 31, 2011, after more than nine years with the company. Sténson will become a partner with international corporate communications agency Brunswick in Stockholm and will gradually transit into this new role during the remainder of the year.

Helena Norrman

PRESS RELEASE May 17, 2011

Notes to editors:

Helena Norrman’s biography and photos:

http://www.ericsson.com/thecompany/corporate_governance/company_management/helena_norrman

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 180 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York

www.ericsson.com

www.twitter.com/ericssonpress

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on May 17, 2011 at 07.45 CET.